WORLD INCOME PORTFOLIO

AGREEMENT AND DECLARATION OF UNITHOLDERS

This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at Minneapolis, Minnesota, as of this 13th day of May, 1996 by the holders of beneficial interest of World Income Portfolio, a separate series of World Trust.

WITNESS that

WHEREAS, the Declaration of Trust for World Trust provides for no restrictions on the transfer of units therein; and

WHEREAS, the holders of units in World Income Portfolio desire to restrict the transfer of their units in World Income Portfolio;

NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in World Income Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the World Income Portfolio's units outstanding (excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in World Income Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledges that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.

IDS GLOBAL SERIES, INC.
    IDS Global Bond Fund

/s/ Leslie L. Ogg
    Leslie L. Ogg
Vice President and General Counsel


STRATEGIST WORLD FUND, INC.
    Strategist World Income Fund

/s/ James A. Mitchell
    James A. Mitchell
President